UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Rain Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75082Q105

(CUSIP Number)

JAMES KRATKY

BVF Partners L.P.

44 Montgomery St., 40th Floor

San Francisco, California 94104

(415) 525-8890

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,031,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,031,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,031,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 1,598,853 Shares (as defined below) underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation (as defined below).

2

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,031,694 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,031,694 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,031,694 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 1,598,853 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

3

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		532,384 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

532,384 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 1,390,756 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

4

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		532,384 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

532,384 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 1,390,756 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

5

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		88,226 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

88,226 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,226 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Excludes 286,691 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

6

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		88,226 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

88,226 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,226 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 286,691 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

7

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,564,078 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,564,078 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,564,078 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4% (1)
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 2,989,609 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

8

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,852,511 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,852,511 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,852,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

PN, IA

(1) Excludes 3,276,300 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

9

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,852,511 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,852,511 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,852,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 3,276,300 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

10

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,852,511 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,852,511 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,852,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Excludes 3,276,300 Shares underlying the non-voting common stock, which may not be converted due to the Beneficial Ownership Limitation.

11

CUSIP No. 75082Q105

1	NAME OF REPORTING PERSON

Gorjan Hrustanovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- 0 -
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 75082Q105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Rain Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Jarvis Avenue, Suite 204, Newark, California 94560.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”);
(ii)	BVF I GP LLC, a Delaware limited liability company (“BVF GP”), which serves as general partner of BVF;
(iii)	Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”);
(iv)	BVF II GP LLC, a Delaware limited liability company (“BVF2 GP”), which serves as general partner of BVF2;
(v)	Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership (“Trading Fund OS”);
(vi)	BVF Partners OS Ltd., a Cayman Islands limited liability company (“Partners OS”), which serves as general partner of Trading Fund OS;
(vii)	BVF GP Holdings LLC, a Delaware limited liability company (“BVF GPH”), which is the sole member of each of BVF GP and BVF2 GP;
(viii)	BVF Partners L.P., a Delaware limited partnership (“Partners”), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners managed accounts (the “Partners Managed Accounts”), and as the sole member of Partners OS;
(ix)	BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH;
(x)	Mark N. Lampert, who serves as the sole officer and director of BVF Inc.; and
(xi)	Gorjan Hrustanovic, Ph.D., who serves as a member of the Board of Directors of the Issuer (the “Board”) and as a principal of Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

13

CUSIP No. 75082Q105

(b)       The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc., Mr. Lampert and Dr. Hrustanovic is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)       The principal business of each of BVF, BVF2, and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP, and Partners OS is serving as the general partner of BVF, BVF2, and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts, and the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc. Dr. Hrustanovic is a principal of Partners.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Lampert and Hrustanovic are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the Shares beneficially owned by BVF is approximately $18,064,716, including brokerage commissions. The aggregate purchase price of the Shares beneficially owned by BVF2 is approximately $8,033,027, including brokerage commissions. The aggregate purchase price of the Shares beneficially owned by Trading Fund OS is approximately $1,293,042, including brokerage commissions. The aggregate purchase price of the Shares beneficially owned by the Partners Managed Accounts is approximately $1,357,777, including brokerage commissions.

Pursuant to a certain agreement entered into between Partners and Dr. Hrustanovic, Dr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced options to Partners. As of the date hereof, Dr. Hrustanovic does not beneficially own any Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities reported owned herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

14

CUSIP No. 75082Q105

On September 2, 2020, certain of the Reporting Persons entered into the Amended and Restated Investors’ Rights Agreement (the “IRA”) with the Issuer and the other signatories thereto. The IRA provides certain holders of the Issuer’s capital stock with certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. In addition to registration rights, the IRA provides for certain information rights, a right of first offer and a market stand-off provision imposing restrictions on the ability of the parties thereto to offer, sell or transfer our equity securities for a period of 180 days following the date of the IPO. The IRA will terminate pursuant to its terms immediately prior to the completion of the IPO, other than those provisions relating to registration rights, which will terminate no later than three years after the completion of the IPO, the closing of a deemed liquidation event (as defined in the Issuer’s amended and restated certificate of incorporation) or, with respect to any particular holder, at such time that such holder can sell its shares, under Rule 144 or another similar exemption under the Securities Act of 1933, as amended, during any three-month period without registration. The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the IRA, a copy of which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

On April 17, 2021, certain of the Reporting Persons entered into the Exchange Agreement (the “Exchange Agreement”) with the Issuer and the other signatories thereto, pursuant to which the Issuer agreed to issue, immediately prior to the closing of the IPO, newly issued shares of its non-voting common stock in exchange for outstanding shares of its Preferred Stock (as defined below), in an amount such that shares held by such holder, including any shares purchased in the IPO and Shares issued upon the conversion of the Issuer’s Preferred Stock, will result in such holder beneficially owning not more than 9.99% of Shares as of immediately following the closing of the IPO (the “Beneficial Ownership Limitation”). The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, a copy of which is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based on 18,241,690 Shares outstanding, which is the total number of Shares outstanding following the Issuer’s IPO as disclosed in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on April 23, 2021 (the “Prospectus”) and certain or all of the 301,962 Shares that would be issued upon conversion of certain shares of non-voting common stock.

15

CUSIP No. 75082Q105

As of the date hereof, BVF beneficially owns, subject to the limitation described below, (i) 115,293 Shares issued upon conversion of the Issuer’s Series A convertible preferred stock (the “Series A Preferred Stock”), (ii) 832,261 shares of non-voting common stock issued upon exchange of the Series A Preferred Stock, (iii) 1,068,554 shares of non-voting common stock issued upon exchange of the Issuer’s Series B convertible preferred stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”), (iv) 546,346 Shares purchased in connection with the IPO, (v) 53,303 Shares purchased in an on-market transaction on April 23, 2021 and (vi) 14,790 Shares purchased in an on-market transaction on April 26, 2021. As of the close of business on April 27, 2021, the Beneficial Ownership Limitation limits the aggregate conversion of the non-voting common stock by BVF to 301,962 out of the 1,900,815 Shares underlying the non-voting common stock, resulting in percentage ownership of approximately 5.6%.

As of the date hereof, BVF2 beneficially owns, subject to the limitation described below, (i) 84,350 Shares issued upon conversion of the Series A Preferred Stock, (ii) 553,359 shares of non-voting common stock issued upon exchange of the Series A Preferred Stock, (iii) 837,397 shares of non-voting common stock issued upon exchange of the Series B Preferred Stock, (iv) 398,300 Shares purchased in connection with the IPO, (v) 38,858 Shares purchased in an on-market transaction on April 23, 2021 and (vi) 10,876 Shares purchased in an on-market transaction on April 26, 2021. As of the close of business on April 27, 2021, the Beneficial Ownership Limitation limits the aggregate conversion of the non-voting common stock by BVF2 to 0 out of the 1,390,756 Shares underlying the non-voting common stock, resulting in percentage ownership of approximately 2.9%.

As of the date hereof, Trading Fund OS beneficially owns, subject to the limitation described below, (i) 17,390 Shares issued upon conversion of the Series A Preferred Stock, (ii) 152,176 shares of non-voting common stock issued upon exchange of the Series A Preferred Stock, (iii) 134,515 shares of non-voting common stock issued upon exchange of the Series B Preferred Stock, (iv) 62,948 Shares purchased in connection with the IPO (v) 6,141 Shares purchased in an on-market transaction on April 23, 2021 and (vi) 1,747 Shares purchased in an on-market transaction on April 26, 2021. As of the close of business on April 27, 2021, the Beneficial Ownership Limitation limits the aggregate conversion of the non-voting common stock by Trading Fund OS to 0 out of the 286,691 Shares underlying the non-voting common stock, resulting in percentage ownership of less than 1%.

As of the date hereof, the Partners Managed Accounts beneficially own, subject to the limitation described below, (i) 180,516 Shares issued upon conversion of the Series A Preferred Stock, (ii) 17,406 Shares purchased in connection with the IPO, (iii) 1,698 Shares purchased in an on-market transaction on April 23, 2021 and (iv) 587 Shares purchased in an on-market transaction on April 26, 2021. As of the close of business on April 27, 2021, the Partners Managed Accounts held percentage ownership of less than 1%.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,031,694 Shares beneficially owned by BVF, representing percentage ownership of approximately 5.6% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 532,384 Shares beneficially owned by BVF2, representing percentage ownership of approximately 2.9% of the Shares outstanding.

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Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 88,226 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,564,078 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 8.4% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts and the sole member of Partners OS, may be deemed to beneficially own the 1,852,511 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, representing percentage ownership of approximately 9.99% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,852,511 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 1,852,511 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

As of the date hereof, Dr. Hrustanovic does not beneficially own any Shares.

(b)       Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 1,852,511 Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS, BVF GPH and the Partners Managed Accounts.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the IRA and Exchange Agreement as defined and described in Item 4 above and the description of that certain agreement between Partners and Dr. Hrustanovic set forth in Item 3 is incorporated herein by reference.

As of the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 hereto and is incorporated herein by reference.

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BVF GP and BVF2 GP are the general partners of BVF and BVF2, respectively, pursuant to their respective limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2, and Trading Fund OS, pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2, and Trading Fund OS in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2, and Trading Fund OS.

Pursuant to investment management agreements with the Partners Managed Accounts, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Accounts in the Shares and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Amended and Restated Investors’ Rights Agreement, dated September 2, 2020, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-1 filed with the Securities and Exchange Commission on April 19, 2021).
99.2	Exchange Agreement, dated April 17, 2021, by and among the Issuer and the stockholders listed therein (incorporated by reference to Exhibit 10.13 of the Issuer’s Form S-1 filed with the Securities and Exchange Commission on April 19, 2021).
99.3	Joint Filing Agreement by and among Biotechnology Value Fund, L.P., BVF I GP LLC, Biotechnology Value Fund II, L.P., BVF II GP, LLC, Biotechnology Value Trading Fund OS LP, BVF Partners OS Ltd., BVF GP Holdings LLC, BVF Partners L.P., BVF Inc., Mark N. Lampert and Gorjan Hrustanovic, dated April 27, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2021

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	/s/ Gorjan Hrustanovic
	Mark N. Lampert	GORJAN HRUSTANOVIC
President

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SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

BIOTECHNOLOGY VALUE FUND, L.P.

Common Stock	546,346	17.00	04/23/2021
Common Stock	53,303	15.9285	04/23/2021
Common Stock	14,790	14.9009	04/26/2021

BIOTECHNOLOGY VALUE FUND II, L.P.

Common Stock	398,300	17.00	04/23/2021
Common Stock	38,858	15.9285	04/23/2021
Common Stock	10,876	14.9009	04/26/2021

Biotechnology Value Trading Fund OS LP

Common Stock	62,948	17.00	04/23/2021
Common Stock	6,141	15.9285	04/23/2021
Common Stock	1,747	14.9009	04/26/2021

BVF Partners L.P.

(Through the BVF Partners L.P. Managed Account)

Common Stock	17,406	17.00	04/23/2021
Common Stock	1,698	15.9285	04/23/2021
Common Stock	587	14.9009	04/26/2021